EXHIBIT 21

LIST OF SUBSIDIARIES

The direct and indirect subsidiaries of ATC Technology Corporation are:

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
ATC Custom Services, Inc.	Delaware	ATC Custom Services
ATC Drivetrain, Inc.	Delaware	ATC Drivetrain Autocraft Industries
ATC Logistics & Electronics, Inc.	Delaware	ATC Logistics ATC Logistics & Electronics Autocraft Electronics Logistics Services Materials Recovery
Automotive Developments Limited	England	Not Applicable
Aftermarket Technology (U.K.) Holding Limited	England	Not Applicable
Elbar Industrial Limited	England	Not Applicable
Elbar Industrial (Trading) Limited	England	ATC Drivetrain UK Autocraft UK Autocraft Industries South East Lincs Engineering